UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One)  [X] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K

              [ ] Form 10-Q and Form 10-QSB[ ] Form N-SAR

               For Period Ended: December 31, 2000

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:____________________

Read Attached Instruction Sheet Before Preparing Form. Please
Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      N/A

                             PART 1
                     REGISTRANT INFORMATION

Full Name of Registrant:      Flexpoint Sensor Systems, Inc

Former Name if Applicable:    N/A

              Address of Principal Executive Office

             Street and Number:  6906 South 300 West
      City, State and Zip Code:  Midvale, Utah  84047

                             PART II
                     RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]      (a)      The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-K,
                  Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the


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                  prescribed due date; or the subject quarterly report or
                  transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The Registrant was unable to file on March 31, 2001, its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 ("Form 10-KSB") because the Registrant is unable to obtain and prepare the financial information which would enable it to obtain the audit necessary to properly and accurately complete the Form 10-KSB.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    John Sindt             (801)                 568-5111
      (Name)             (Area Code)         (Telephone Number)

(2)      Have all other periodic reports required under Section
         13 or 15(d) of the Securities Exchange Act of 1934 or
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

         If the answer is no, identify report(s).  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Flexpoint Sensor Systems, Inc.
          (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


     Date:  March 29, 2001              By:   /s/ John Sindt
            --------------                   -----------------------
                                        Name:   John Sindt
                                        Title:  Director


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                Exhibit Pursuant to 12b-25(c)


  HANSEN, BARNETT & MAXWELL
  A Professional Corporation
 CERTIFIED PUBLIC ACCOUNTANTS

                                                    (801) 532-2200
Member of AICPA Division of Firms                 Fax (801) 532-7944
      Member of SECPS                        345 East Broadway, Suite 200
Member of Summit International Associates   Salt Lake City, Utah 84111-2693



                              March 29, 2001

Flexpoint Sensor Systems, Inc.
6906 South 300 West
Midvale, Utah  84047


We have not yet received supporting documentation from Flexpoint Sensor Systems, Inc. relating to certain accounting information. Accordingly, we are unable to complete our audit by March 31, 2001.


                              /s/ Hansen, Barnett & Maxwell
                              -------------------------------
                              HANSEN, BARNETT & MAXWELL